UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              EMERITUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                David W. Niemiec
--------------------------------------------------------------------------------
                         Saratoga Management Company LLC
                               535 Madison Avenue
                            New York, New York 10022
                                 (212) 906-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 10, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.132-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 2 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Partners IV, L.P.
          I.R.S. No. 13-4013670
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% -  See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 18 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 3 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Associates IV LLC
          I.R.S. No. 13-4013667
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 3 of 18 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 4 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Management Company LLC
          I.R.S. No. 13-4013664
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 4 of 18 Pages

CUSIP No.                                             Page 5 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          John P. Birkelund

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 5 of 18 Pages

CUSIP No.                                             Page 6 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Richard P. Campbell, Jr.

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 6 of 18 Pages

CUSIP No.                                             Page 7 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Charles P. Durkin, Jr.

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 7 of 18 Pages

CUSIP No.                                              Page 8 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          David W. Niemiec

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Pgae 8 of 18 Pages

CUSIP No.                                              Page 9 of 18 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Christian L. Oberbeck

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        5,540,166
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       5,540,166
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,540,166 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.6% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 9 of 18 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to shares of Series B Convertible Preferred Stock, $.0001 par value, with a stated value of $1,000 per share ("Series B Preferred Stock") convertible into the common stock, $.0001 par value (the "Common Stock") of Emeritus Corporation (the "Company") whose principal executive offices are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

     Each share of Series B Convertible Preferred Stock is convertible into shares of Common Stock of the Company at an initial conversion price of $7.22 per share of Common Stock, subject to antidilution protection.

Item 2. Identity and Background

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Saratoga Partners IV, L.P., a Delaware limited partnership ("Saratoga Partners"); (2) Saratoga Associates IV LLC, a Delaware limited liability company ("Saratoga Associates"); (3) Saratoga Management Company LLC, a Delaware limited liability company ("Saratoga Management"); (4) John P. Birkelund; (5) Richard P. Campbell, Jr.; (6) Charles
P. Durkin, Jr.; (7) David W. Niemiec; and(8) Christian L. Oberbeck (the parties named in clauses (4) through (8) are hereinafter referred to as the "Saratoga Individuals").

     Saratoga Partners is a Delaware limited partnership which makes investments for long term appreciation. Saratoga Associates is the General Partner of Saratoga Partners. Saratoga Associates has appointed Saratoga Management as Manager of Saratoga Partners. Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

     Saratoga Associates is a Delaware limited liability company. As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners. Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

     Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. Saratoga Management is managed by an Executive Committee, the membership of which is set forth in Schedule B.

     The address of the principal business and office of each of the Reporting Parties is 535 Madison Avenue, New York, New York 10022.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each of the Executive Committee Members and Members of Saratoga Associates and Saratoga Management are set forth on Schedules A and B, respectively, attached hereto.

     During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to a Series B Preferred Stock Purchase Agreement dated as of December 10, 1999 among the Company and Saratoga Partners (the "Purchase Agreement", Saratoga Partners will purchase from the Company at an initial and subsequent closing (the "Closing"), 40,000 shares of Series B Preferred Stock. Saratoga Partners currently anticipates that the initial closing will take place on December 29, 1999 and the second

                              Page 10 of 18 Pages
closing will take place no later than April 30, 2000, or at such other time that Saratoga Partners and the Company may mutually agree upon. Saratoga Partners obligation to purchase the shares of Series B Preferred Stock is conditioned upon the conditions named in the Purchase Agreement either being waived or satisfied. In addition, as set forth in Item 4 below, Saratoga Partners may assign its right to purchase with respect to up to 10,000 shares of the Series B Preferred Stock. At the Closing, Saratoga Partners will provide consideration for the purchase from its working capital.

Item 4.  Purpose of Transaction.

     Saratoga Partners is acquiring the Series B Preferred Stock in the ordinary course of its investment activities and as contemplated by its organizational documents.

     Pursuant to a shareholders' agreement, by and among the Company, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners (the "Shareholders' Agreement") to be entered into upon the closing of the sale (the "Closing"), Saratoga Partners is entitled to elect two members to the Company's Board of Directors. Upon Saratoga Partners' request, Saratoga Partnership may elect additional directors so as to maintain Saratoga Partnership's representation at a percentage of the entire Board of Directors (rounded up to the nearest whole number of directors) that is not less than the percentage of total voting power of the Company's equity securities attributable to the Series B Preferred Stock. Saratoga Partners' right to have one or more directors added to the Company's Board of Directors will terminate if (i) (x) it has sold of record in excess of 50% of its initial investment in the capital stock and (y) the remaining shares of capital stock held by Saratoga Partners represents less than 5% of the outstanding Common Stock (on a fully diluted basis), or (ii) Saratoga Partners is unable to exercise independent voting control over the shares of Capital Stock owned by it. At the Closing, Charles P. Durkin, Jr. and David W. Niemiec, both Members of Saratoga Associates and Saratoga Management will be appointed by Saratoga Partners as members of the Company's Board of Directors.

     Saratoga Partners has the right to assign all of its rights and obligations under the Purchase Agreement, including the right to purchase, to certain Saratoga Partners' co-investors with respect to up to 10,000 shares of Series B Preferred Stock. Saratoga Partners is currently in discussions with potential assignees with respect to up to 10,000 shares of Series B Preferred Stock, however no assurance can be given that any such assignment will be made. If no assignment is made, Saratoga Partners will purchase any unassigned shares.

     Except as described in this Statement, as of the date hereof, the Reporting Parties have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interests in Securities of the Issuer

     (a) and (b) Saratoga Partners beneficially owns 40,000 shares of Series B Preferred Stock, which upon conversion constitutes 5,540,166 or

                              Page 11 of 18 Pages

34.6% of the fully diluted shares of Common Stock of the Company. 10,000 shares of Series B Preferred Stock are subject to assignment by Saratoga Partners, if Saratoga Partners exercises its right to assign the right to purchase to certain Saratoga Partners' co-investors.

     Each of Saratoga Associates, Saratoga Management and the Saratoga Individuals may be deemed to beneficially own the Shares held by the Saratoga Partners (collectively, the "Investors' Shares"). As the general partner of Saratoga Partners, Saratoga Associates may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors' Shares that may be deemed to be owned beneficially by Saratoga Partners. As the Manager of Saratoga Partners, Saratoga Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors' Shares that may be deemed to be owned beneficially by Saratoga Partners. Because of the Saratoga Individuals' ownership interest in Saratoga Associates and Saratoga Management, the Saratoga Individuals may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors' Shares that may be deemed to be beneficially owned indirectly by Saratoga Associates and Saratoga Management. Each of Saratoga Associates, Saratoga Management and the Saratoga Individuals disclaims beneficial ownership of the Investors' Shares.

     (c) None.

     (d) To the best knowledge of the Reporting Parties, no person other than those identified in this Schedule has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Saratoga Management is entitled to receive an advisory fee of $750,000 payable by the Company at the Closing.


Item 7.  Material to be Filed as Exhibits

     Exhibit 1 - Joint Filing Agreement and Power of Attorney




                              Page 12 of 18 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                    Saratoga Partners IV, L.P.

                                    By Saratoga Associates IV LLC,
                                       as General Partner

                                    By Saratoga Management Company LLC,
                                       as Manager



                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member



     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                    Saratoga Associates IV LLC

                                    By Saratoga Management Company LLC,
                                       as Manager



                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member



     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                    Saratoga Management Company LLC



                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member




                              Page 13 of 18 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                 John P. Birkelund


                                 /s/ John P. Birkelund
                                 -------------------------------------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                 Richard P. Campbell, Jr.


                                  /s/ Richard P. Campbell, Jr.
                                 -------------------------------------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                 Charles P. Durkin, Jr.


                                 /s/ Charles P. Durkin, Jr.
                                 -------------------------------------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                 David W. Niemiec


                                 /s/ David W. Niemiec
                                 -------------------------------------


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 1999

                                 Christian L. Oberbeck


                                 /s/ Christian L. Oberbeck
                                 -------------------------------------



                              Page 14 of 18 Pages

                                   Schedule A
                 Certain Members and Executive Committee Members
                                       of
                           Saratoga Associates IV LLC

     The names of the Certain Members and Executive Committee Members of Saratoga Associates IV LLC ("Saratoga Associates") and their business addresses and principal occupations are set forth below. If no address is given, the Members' or Executive Officer's business address is that of Saratoga Associates at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Associates and each individual is a United States citizen.


     Name, Business Address                 Present Principal Occupation
     ----------------------                 ----------------------------

    John P. Birkelund                       Member, Executive Committee Member

    Richard P. Campbell, Jr.                Member, Executive Committee Member

    Charles P. Durkin, Jr.                  Member, Executive Committee Member

    Christian L. Oberbeck                   Member, Executive Committee Member




                              Page 15 of 18 Pages

                                  Schedule B
                     Members and Executive Committee Members
                                      of
                       Saratoga Management Company LLC

     The names of the Members and the Executive Committee Members of Saratoga Management Company LLC ("Saratoga Management") and principal occupations are set forth below. If no address is given, the Members' or Executive Officer's business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Management and each individual is a United States citizen.


     Name, Business Address                 Present Principal Occupation
     ----------------------                 ----------------------------

    John P. Birkelund                       Member, Executive Committee Member

    Richard P. Campbell, Jr.                Member, Executive Committee Member

    Charles P. Durkin, Jr.                  Member, Executive Committee Member

    David W. Niemiec                        Member

    Christian L. Oberbeck                   Member, Executive Committee Member




                              Page 16 of 18 Pages

                                    EXHIBIT 1

                 Joint Filing Agreement and Power of Attorney

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001, of Emeritus Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

     Each of Saratoga Partners IV, L.P., Saratoga Associates IV LLC, Saratoga Management Company LLC, John P. Birkelund, Richard P. Campbell, Jr., Charles P. Durkin, Jr., David W. Niemiec, and Christian L. Oberbeck (the "Named Parties") hereby constitutes and appoints each of Charles P. Durkin, Jr., David W. Niemiec and Christian L. Oberbeck, acting singly, as the true and lawful attorneys-in-fact, with full power of substitution in any and all capacities, to execute for and on behalf of the Named Parties, the Schedule 13D to which this Joint Filing Agreement and Power of Attorney is an exhibit and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges. Each of the Named Parties hereby grants to such attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the attorney-in-fact might or could, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

     The powers hereby conferred upon the said attorneys-in-fact shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact.


Date: December 20, 1999

                                    Saratoga Partners IV, L.P.

                                    By Saratoga Associates IV LLC,
                                       as General Partner

                                    By Saratoga Management Company LLC,
                                       as Manager


                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member



                              Page 17 of 18 Pages

Date: December 20, 1999

                                    Saratoga Associates IV LLC

                                    By Saratoga Management Company LLC,
                                       as Manager


                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member


Date: December 20, 1999

                                    Saratoga Management Company LLC


                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member


Date: December 20, 1999

                                John P. Birkelund


                                            /s/ John P. Birkelund
                                 -------------------------------------


Date: December 20, 1999

                                Richard P. Campbell, Jr.


                                            /s/ Richard P. Campbell, Jr.
                                 -------------------------------------


Date: December 20, 1999

                                Charles P. Durkin, Jr.


                                            /s/ Charles P. Durkin, Jr.
                                 -------------------------------------


Date: December 20, 1999

                                David W. Niemiec


                                            /s/ David W. Niemiec
                                 -------------------------------------


Date: December 20, 1999

                                Christian L. Oberbeck


                                            /s/ Christian L. Oberbeck
                                 -------------------------------------


                              Page 18 of 18 Pages